Filed by Tuatara Capital Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tuatara Capital Acquisition Corporation
Commission File No. 001-40049
Date: December 3, 2021

Executive Profile: SpringBig CEO Jeffrey Harris on taking the company public
South Florida Business Journal
Ashley Portero
Dec. 2, 2021

Editor’s Note: Executive Profiles offer insights into the management styles, hobbies and inspirations of South Florida’s C-suite. This Q&A is featured in our weekly print edition.

Jeffrey Harris

Age: 57

Birthplace: New York

Residence: Boca Raton

Current position: CEO, SpringBig

Education: Bachelor’s degree, economics,Yeshiva University

Miami is often in the spotlight, but one of South Florida’s fastest-growing tech startups is about 50 miles north in Boca Raton.

SpringBig was founded in 2012, but the loyalty and marketing platform really took off once it began to focus on cannabis clients a few years later.

The company has more than 1,000 clients across 2,300 locations in North America. It reaches an estimated 38 million legal marijuana users through its software-as-a-service platform, which enables cannabis businesses to market their goods and loyalty programs to customers via text message.

Now, founder and CEO Jeffrey Harris says the company is preparing for its next phase. In November, SpringBig entered into an agreement to go public through a merger with Tuatara Capital Acquisition Corp, a special purpose acquisition company. The deal, which values SpringBig at $500 million, will enable the venture to scale quickly to meet demand in the medical and recreational cannabis sectors.

What made you want to become an entrepreneur? I worked for my father’s company in Chicago, SHS Direct. Through my father, I grew up seeing what it was like to be an entrepreneur, and it’s what I felt comfortable with.

What are the pros and cons? There are so many good things: you get to pick the people you work with, you can create an interesting environment and theoretically pick your hours. But you probably end up working a lot more. For better or worse, I like being the boss. The downside is you worry a lot. When you’re leading a company, you’re responsible for a lot of people, and you want everyone to do well.

Why did you start SpringBig? I was reading a hotel magazine and saw an article about a company that created a tablet-based digital punch card for businesses. I thought it was cool, and I thought I could do it better. I asked an old colleague to come down and build the tech to make it work. Our original focus wasn’t cannabis, it was mom-and-pop businesses.

How did you pivot to the cannabis industry? Around 2016, we were making progress, but it wasn’t the fast growth we were looking for. We had two cannabis retailers on the platform, and realized those retailers were spending 10 times as much as your average pizza shop or ice cream store. I’m not the smartest guy in the world, but I’m also not stupid. So we had to look into that.

Were you surprised to see how much success SpringBig had with cannabis dispensaries? We realized cannabis retailers had a much narrower opportunity to market to customers. They had to focus on tech for marketing. Instead of them contacting customers once a week, they were sending multiple messages a week. And their databases of customers were larger. We’ve grown 100% year over year during the past four years, partly due to the growth of the overall cannabis industry. It’s a very competitive market, but that’s good for SpringBig because dispensaries need to promote themselves more to stand out.

How did Covid impact the company’s operations? Because dispensaries were considered essential businesses, many of our customers were able to operate during Covid [restrictions]. At the beginning of the pandemic, there was a big bump in sales when everyone was staying home, but that leveled off eventually. On the [cannabis] brand side, it was more challenging. It’s difficult to launch new brands when the world isn’t in sync, so Covid delayed the launch of that side of our business.

Why go public in a SPAC merger? The industry is moving quickly, and more and more consolidation is starting to happen, especially with ancillary services like tech. We had to decide: How do we want to participate? Do we want to be a consolidator, or do we want to be a company that gets acquired? We decided we’d rather be a consolidator. It’s easier to do that if we have access to public markets to raise money.

Describe your leadership style. It’s very cohesive. I want to make sure people are coming together and are involved in charting the strategy of the business. I want them to feel ownership in what they do. My job is to make sure we’re setting the right strategy and to support our employees and help them succeed.

Who’s someone you admire? I’m fascinated with what Steve Jobs was able to accomplish in his short life. How he started Apple, left, then came back. And while he was doing that, he went and started Pixar. I admire his laser focus on the consumer experience. If you get that right, good things will happen. He had a unique talent for [knowing what makes] the consumer tick, and he got it right most of the time.

Any recent binge watches? I’m a big “Succession” fan. In terms of movies, I’ve always been a huge fan of “The Godfather.” I could rewatch all three at any time, but I have to do it when my wife isn’t around.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Tuatara for their consideration. Tuatara intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Tuatara’s shareholders in connection with Tuatara’s solicitation for proxies for the vote by Tuatara’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SpringBig’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Tuatara will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Tuatara’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Tuatara’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Tuatara, SpringBig and the proposed business combination. Shareholders may also obtain a copy of the  preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Tuatara, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 655 Third Avenue, 8th Floor New York, New York 10017.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Tuatara, SpringBig and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Tuatara’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Tuatara’s shareholders in connection with the proposed business combination will be set forth in Tuatara’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Tuatara’s directors and executive officers in Tuatara’s final prospectus dated February 11, 2021 and filed with the SEC on February 16, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

These materials not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.